Exhibit 21.1

Subsidiaries of Registrant

Name	Percentage Ownership	State or Country of Organization
VSee Lab, Inc.	100%	Delaware
iDoc Virtual Telehealth Solutions, Inc.	100%	Texas
This American Doc, Inc.	100%	Delaware
iDoc Virtual Neuro Critical Care, LLC	100%	Georgia
iDoc Virtual Telehealth Texas, LLC	100%	Texas
iDoc Telehealth Solutions New Hampshire, LLC	100%	New Hampshire
Encompass Healthcare Billing, LLC	100%	Texas